Exhibit 99.1

181 University Ave., Suite 2000 Toronto, ON M5H 3M7 Tel: 416.703-6298 Fax: 416-703-7764

    NEWS RELEASE
___________________________

LAKE SHORE GOLD IDENTIFIES THICK, HIGH-GRADE CORE OF GOLD MINERALIZATION AT 144 GAP ZONE

•
High-grade core identified over 250 metre vertical height, 75 – 100 metre width and 50 – 75 metre strike length, remains open for expansion (Key intercepts: 5.36 gpt/47.0 m, including 9.70 gpt/18.40 m, 4.09 gpt/56.9 m, including 13.94 gpt/5.4 m, 4.55 gpt/39.6 m, 7.09 gpt/19.9 m, 5.11 gpt/19.4 m and 4.42 gpt/21.1 m)

•
Drilling near northeast limit of 144 Gap Zone confirms and expands gold mineralization (Key intercepts: 5.72 gpt/10.5 m, 32.47 gpt/3.5 m, 10.61 gpt/5.3 m, 78.44 gpt/1.9 m, 5.26 gpt/ 10.3 m, 5.61 gpt/4.9 m, 3.80 gpt/20.1 m and 4.36 gpt/11.5 m)

•	Drilling continuing with 6 surface rigs, underground exploration drift in progress

•	Approximately 120,000 metres of surface and underground drilling planned in 2015.

TORONTO, ONTARIO -- (Marketwired – February 24, 2015 ) - Lake Shore Gold Corp. (TSX:LSG) (NYSE MKT:LSG) ("Lake Shore Gold" or the "Company") today announced results from an additional 10 drill holes and one wedge hole (11,092 metres) at the Company’s 144 Exploration Area (“144”). 144 is located immediately southwest of the Timmins West Mine Thunder Creek Deposit and covers about 4.0 kilometres of the same volcanic/ultramafic, intrusive/sedimentary contact (the “TC-144 Trend”) that hosts both Thunder Creek and Timmins Deposit. The current drill program, launched in August, is largely focused on the area immediately adjacent to Thunder Creek (the “144 Gap”), where a new discovery was announced in October 2014.

Tony Makuch, President and CEO of Lake Shore Gold, commented: “Today’s results confirm the presence of a significant area of thick, high-grade gold mineralization within the 144 Gap Zone. This high-grade core is open for continued expansion along strike, to the west and towards surface with additional drilling and has excellent potential for conversion to resources. The additional information provided from today’s results further supports our view that the 144 Gap Zone is a very special area of mineralization and provides valuable information that is helping us to position our underground drill platform into the area. With six drills working on surface, our exploration drift advancing towards completion during the third quarter, and underground drilling expected to commence by mid-year, we are working towards establishing an initial resource at the 144 Gap Zone for the end of 2015.”

Two holes and one wedge hole (Hwy-15-78, 84 and 74W1) tested near the current western limit of the 144 Gap Zone and 50 metres (“m”) west of previously announced Hwy-14-48 (see press release dated October 21, 2014). These drill holes, in combination with at least five previously released holes, confirm a broad high-grade core to the mineralization between 725 and 975 m below surface and in close proximity to the planned elevation for the new exploration drift. The high-grade core is defined by multiple broad intersections within each hole grading between 4.0 and 7.0 grams per tonne (“gpt”) and has current dimensions of 250 m in vertical height, 75 to 100 m in width and 50 to 75 m along strike. The high-grade core remains open for expansion along strike, to the west and towards surface. Significant new results include 4.09 gpt over 56.9 m, including 13.94 gpt over 5.4 m, and 4.42 gpt over 21.1 m, including 9.18 gpt over 4.1 m from Hwy-15-78 (similar elevation as Hwy-14-48).

Among additional results from drilling near the western limit of the 144 Gap Zone were 5.11 gpt over 19.4 m, including 36.44 gpt over 1.7 m, 3.03 gpt over 22.5 m and 5.36 gpt over 47.0 m, including 9.70 gpt over 18.40 m from Hwy-15-74W1. This hole tested the area approximately 50 m below Hwy-15-78. Hwy-15-84 tested the area 75 m above Hwy-15-78 and returned 4.55 gpt over 39.6 m, including 194 gpt over 0.3 m, 14.56 gpt over 2.0 m, 3.79 gpt over 11.8 m and 7.09 gpt over 19.9 m, including 62.0 gpt over 1.4 m.

Hwy-15-80 was located 50 m east and 75 m above previously released Hwy-14-48 and intersected 5.61 gpt over 3.1 m.

Three holes (Hwy-15-76, 79 and 83) tested near the current northeast limit of the 144 Gap Zone and close to recently reported Hwy-14-63 and Hwy-14-70 (see press release January 27, 2015). Among significant results were 5.72 gpt over 10.5 m, including 13.19 gpt over 3.9 m and 32.47 gpt over 3.5 m, including 112.25 gpt over 1.0 m in Hwy-15-76. This hole was drilled 50 m above Hwy-14-70.  Hwy-15-79 tested 50 m to the west and at the same elevation as Hwy-14-70 and intersected 10.61 gpt over 5.30 m, including 33.45 gpt over 1.6 m, 3.80 gpt over 20.1 m and 4.36 gpt over 11.50 m. Hwy-15-83 tested 50 m below Hwy-15-79 and included results of 78.44 gpt over 1.9 m, including 292.00 gpt over 0.5 m, 3.86 gpt over 6.2 m, including 41.3 gpt over 0.3 m, 5.61 gpt over 4.9 m and 5.26 gpt over 10.3 m.

The remaining three holes and one wedge cut were drilled mainly as widely spaced steps along strike or above the 350 m long zone defined to date. Hwy-15-77 was drilled approximately 200 m west of Hwy-14-48 and Hwy-15-81 was drilled 50 metres to the east of Hwy-14-70. Both holes intersected favorable structure but lower grade assay values.  Hwy-15-80a and Hwy-15-82 were stopped prior to reaching target depths due to drilling difficulties.

Recent interpretations continue to suggest that the mineralization at 144 Gap is contained within a broad zone of hydrothermal alteration and deformation measuring up to 100 m wide and closely  associated with syenite intrusions, quartz veining, pyrite, scheelite and/or galena and multiple occurrences of visible gold. The new results identify the 144 Gap Zone over minimum dimensions of 350 m along strike and 350 m down dip with mineralization contained in a combination of wide bulk and narrow high-grade structures.

Qualified Person

The Qualified Person (“QP”) for Lake Shore Gold’s drill program at the 144 is Eric Kallio, Senior Vice-President Exploration, P.Geo. Mr. Kallio, as a QP, has prepared or supervised the preparation of the scientific or technical information for the property and verified the data disclosed in this press release. Mr. Kallio is an employee of Lake Shore Gold.

Quality Control

Lake Shore Gold has implemented a quality-control program to ensure best practice in the sampling and analysis of the drill core. Assays have been completed using a standard fire assay with a 30-gram aliquot. For samples that return a value greater than 10 grams per tonne gold, the sample is fire assayed with a gravimetric finish.  Select zones with visible gold are tested by pulp metallic analysis. NQ size drill core is saw cut and half the drill core is sampled in standard intervals. The remaining half of the core is stored in a secure location. The drill core is transported in security sealed bags for preparation at either ALS Canada Ltd. or Activation Laboratories. Preparation for ALS Canada Ltd. Is conducted at either Sudbury, ON, or Val d’Or, Quebec and the pulps are subsequently shipped to the ALS Minerals assay laboratory facility in Val d’Or, Quebec (or rarely in North Vancouver, B.C for fire assay.  These ALS Minerals facilities are all registered ISO 9001-2008 (CERT-0051527).  The Val d’Or assay laboratory is SCC ISO/IEC 17025:2005 Accredited (#689) and the North Vancouver, BC assay laboratory is also SCC ISO/IEC 17025:2005 Accredited (#579). All preparation and analysis for Activation Laboratories is completed at their facilities in Timmins, ON, which is ISO 9001 certified, and follows their Ancaster, ON, lab’s corporate assaying procedures.

About Lake Shore Gold

Lake Shore Gold is a Canadian-based gold producer with operations based in the Timmins Gold Camp of Northern Ontario. The Company produces gold from two mines, Timmins West and Bell Creek, with material being delivered for processing to the Bell Creek Mill. In addition to current mining and milling operations, the Company also has a number of highly prospective projects and exploration targets, all located in and around the Timmins Camp. The Company’s common shares trade on the TSX and NYSE MKT under the symbol LSG.

FORWARD-LOOKING STATEMENTS

Certain statements in this press release relating to the Company's expected production levels, production growth, exploration activities, potential for increasing resources, project expenditures and business plans are "forward-looking statements" or "forward-looking information" within the meaning of certain securities laws, including under the provisions of Canadian provincial securities laws and under the United States Private Securities Litigation Reform Act of 1995 and are referred to herein as "forward-looking statements." The Company does not intend, and does not assume any obligation, to update these forward-looking statements. These forward-looking statements represent management's best judgment based on current facts and assumptions that management considers reasonable, including that operating and capital plans will not be disrupted by issues such as mechanical failure, unavailability of parts, labour disturbances, interruption in transportation or utilities, or adverse weather conditions, that there are no material unanticipated variations in budgeted costs, that contractors will complete projects according to schedule, and that actual mineralization on properties will be consistent with models and will not be less than identified mineral reserves. The Company makes no representation that reasonable business people in possession of the same information would reach the same conclusions. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. In particular, delays in development or mining and fluctuations in the price of gold or in currency markets could prevent the Company from achieving its targets. Readers should not place undue reliance on forward-looking statements. More information about risks and uncertainties affecting the Company and its business is available in the Company's most recent Annual Information Form and other regulatory filings with the Canadian Securities Administrators, which are posted on sedar at www.sedar.com, or the Company’s most recent Annual Report on Form 40-F and other regulatory filings with the Securities and Exchange Commission.

FOR FURTHER INFORMATION PLEASE CONTACT:

Tony Makuch
President & CEO
(416) 703-6298

Mark Utting
Vice-President, Investor Relations
Lake Shore Gold
(416) 703-6298

Highway 144 Project - Significant Assay Results
Hole	Depth		From	To	Interval	Grade	Comments
Number	(m)		(m)	(m)	(m)	(gpt)
HWY-15-74W1	1260
	860m		876.80	896.20	19.40	5.11	2 sites VG
	beyond wedge	incl.	888.70	890.40	1.70	36.44
			949.40	971.90	22.50	3.03	VG
		which incl.	971.10	971.90	0.80	18.71
			1004.20	1051.20	47.00	5.36	2 sites VG
		incl.	1005.00	1023.40	18.40	9.70
		which incl.	1005.00	1007.20	2.20	32.81	coarse VG
		and	1019.00	1023.40	4.40	15.65
HWY-15-76	1373
			812.50	814.00	1.50	4.29
			832.00	842.50	10.50	5.72
		incl.	835.00	838.00	3.00	13.19
			937.50	941.00	3.50	32.47
		incl.	937.50	938.50	1.00	112.25	VG
HWY-15-78	1158		823.40	880.30	56.90	4.09
		incl.	853.00	856.60	3.60	10.88
		which incl.	853.00	854.00	1.00	32.00
		incl.	863.70	869.10	5.40	13.94
		which incl.	863.70	864.90	1.20	27.48
		which incl.	866.60	867.10	0.50	40.50	VG
			885.50	887.20	1.70	13.29
		incl.	886.90	887.20	0.30	75.20	VG
			903.60	905.10	1.50	4.26
			950.50	971.60	21.10	4.42
		incl.	951.80	952.40	0.60	50.40
		incl.	966.00	970.10	4.10	9.18
			981.30	984.00	1.20	7.11
			989.50	991.00	1.50	7.57
HWY-15-79	1338
			868.00	873.30	5.30	10.61
		incl.	868.00	869.60	1.60	33.45	VG
			897.50	917.60	20.10	3.80
		incl.	906.70	908.70	2.00	10.64
		incl.	916.90	917.60	0.70	31.49
			943.00	954.50	11.50	4.36
		incl.	945.50	949.30	3.80	8.53
HWY-15-80	1148
			909.40	912.50	3.10	5.61

Highway 144 Project - Significant Assay Results
Hole	Depth		From	To	Interval	Grade	Comments
Number	(m)		(m)	(m)	(m)	(gpt)
HWY-15-83	1224
			891.60	893.50	1.90	78.44
		incl.	893.00	893.50	0.50	292.00
			913.40	919.60	6.20	3.86
		incl.	919.30	919.60	0.30	41.30
			993.80	998.70	4.90	5.61
		incl.	998.10	998.70	0.60	23.80
			1002.00	1012.3	10.30	5.26
		incl.	1002.00	1003.00	1.00	21.80
HWY-15-84	1086
			782.80	822.40	39.60	4.55
		incl.	796.00	796.50	0.50	37.40	VG
		incl.	806.40	806.70	0.30	194.00	coarse VG
		incl.	814.60	815.60	1.00	15.85	VG
			841.30	843.30	2.00	14.56
		incl.	842.90	843.30	0.40	35.90
			870.30	882.10	11.80	3.79
		incl.	877.90	878.20	0.30	34.50
			886.40	888.00	1.60	4.97
			893.10	895.70	2.60	5.76
			909.80	929.70	19.90	7.09	VG
		incl.	922.70	924.10	1.40	62.00	VG
Notes:
1) Holes HWY-15-77 (1107m), and HWY-15-81 (1305m), returned lower-grade assay values.
2) Holes HWY-15-80A (97m), and HWY-15-82 (396m), were terminated prior to reaching their targets.
3) Assays are reported uncut.
4) True widths are not reported at this time.

Figure 1. 144 Geology Plan – Location of New Drill Holes

THUNDER CREEK DEPOSIT
144 GAP ZONE
144 NORTH
144 SOUTH
144
Legend
Thunder Creek Deposit
New Drill Results
Selected Previous Results
Mineralized Corridor
Interpreted Faults
Mafic Volcanics
Porphyritic Syenite
Ultramafic Volcanic
Ultramafic Intrusive
Metasediments
0
250
500
Meters

Figure 2. 144 Gap Geology Plan

Note: New holes labelled in red.

Figure 3. 3D Visual 144 Gap Zone (Looking Northwest)

144 GAP
Target
OPEN
350m
OPEN
HWY-15-84
4.55gpt/39.60m
incl. 194.00gpt/0.30m
3.79gpt/11.80m
7.09gpt/19.90m
HWY-15-78
4.09gpt/56.90m
incl. 13.94gpt/5.40m
13.29gpt/1.70m
4.42gpt/21.10m
7.57gpt/1.50m
HWY-15-80
5.61gpt/3.10m
HWY-15-76
5.72gpt/10.50m
32.47gpt/3.50m
incl. 112.25gpt/1.00m
HWY-15-79
10.61gpt/5.30m
3.80gpt/20.10m
4.36gpt/11.50m
HWY-14-48
5.37gpt/46.00m
4.06gpt/5.10m
5.76gpt/1.20m
HWY-15-74W1
5.11gpt/19.40m
3.03gpt/22.50m
5.36gpt/47.00m
incl. 9.70gpt/18.40m
HWY-15-83
78.44gpt/1.90m
incl. 292.00gpt/0.50m
3.86gpt/6.20m
5.61gpt/4.90m
5.26gpt/10.30m
HWY-14-70
3.80gpt/12.00m
incl. 7.26gpt/4.80m
6.66gpt/1.90m
3.68gpt/18.00m
incl. 5.27gpt/9.00m
HWY-15-77
HWY-15-78
HWY-14-74W1
HWY-15-84
HWY-14-48
HWY-15-80
HWY-14-70
HWY-15-83
HWY-15-76
HWY-15-79
HWY-15-81
THUNDER
CREEK
DEPOSIT
0
100
200
Meters

Note: New holes labelled in yellow.